12g3-2(b) file number: 82-34841

ANTISENSE THERAPEUTICS

05013142

28 November 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached a copy of a document lodged with the Australian Securities and Investment Commission (ASIC):

Date of Announcement/Lodgement	To:	Title	No of pages
28 November 2005	ASIC	Form 484 – Annual Company Return	10

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

Encl.

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address	B1 Cease company officeholder	C1 Cancellation of shares
A2 Change of name - officeholders or members	B2 Appoint company officeholder	C2 Issue of shares
A3 Change - ultimate holding company	B3 Special purpose company	C3 Change to share structure
		C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Antisense Therapeutics Limited

ACN/ABN
41 095 060 745

Corporate key
66296290

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Natalie Korchev

ASIC registered agent number (if applicable)

Telephone number
(03) 9827 8999

Postal address
Level 1, 10 Wallace Avenue
TOORAK VIC 3142

Total number of pages including this cover sheet
10

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Natalie Korchev

Capacity
☐ Director
☒ Company secretary

Signature
N. Korchev

Date signed
28 / 11 / 05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level or PO Box number (A PO Box is only allowed for a member address)

Street number and Street name: 21 Elizabeth Street

Suburb/City: Elsternwick

State/Territory: Victoria

Postcode: 3185

Country (if not Australia)

Date of change
For members' address changes, use the date of change to the members' register

Date of change: 1 5 / 0 3 / 0 5
[D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following – registered office, principal place of business, etc.

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier?

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice

☐ Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1 Family Name: Belyea — Given names: Christopher Ian

Date of birth: 0 1 / 0 9 / 5 8
[D D] [M M] [Y Y]

Place of birth (town/city): Melbourne — (state/country): Victoria

2 Family name — Given names

Date of birth: [D D] / [M M] / [Y Y]

Place of birth (town/city) — (state/country)

Member's address
If there are more than 20 members In a share class, only address changes for the top 20 need be notified

☐ **Member's address**

1 Family name — Given names

2 Family name — Given names

When a member is a company, not a person

1 Company name (only if a member)

ACN/ARBN/ABN — Country of incorporation (if not Australia)

A2 Change of name — officeholders or members

Use this section if an officeholder or member has changed their name.

☐ Director ☐ Alternate director
☐ Secretary ☐ Member

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified.
Date and place of birth are not required for members.

Personal name change
Eg change by deed poll or marriage. To register a new officeholder go to B1

Their previous name was (provide full given names, not initials)

Family name | Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

Their new name is (provide full given names, not initials)

Family name | Given names

Date of change

Date of change
[D D] / [M M] / [Y Y]

Organisation name change (member only)
When a member is a company, not a person, and the company has changed its name

The previous organization name was

The new organization name is

ACN/ARBN/ABN

Date of change

Date of change
[D D] / [M M] / [Y Y]

A3 Change — ultimate holding company

Use this section if there is a change to the ultimate holding company.

The change is

☐ **There is a new ultimate holding company**

Company name

ACN/ARBN/ABN OR Country of incorporation (if not Australia)

☐ **The ultimate holding company has ceased operation as the ultimate holding company**

Company name

ACN/ARBN/ABN OR Country of incorporation (if not Australia)

☐ **The ultimate holding company has changed its name**

Company name

ACN/ARBN/ABN OR Country of incorporation (if not Australia)

Date of change

Date of change
[D D] / [M M] / [Y Y]

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

		C1- Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
	Issue of shares				
☐	Proprietary company	Not required	√	√	√
	Public company				
☒	if in response to the Annual company statement	Not required	√	√	√
☐	if not in response to the Annual company statement	Not required	√	Not required	Not required
	Cancellation of shares				
☐	Proprietary company	√	Not required	√	√
	Public company				
☐	if in response to the Annual company statement	√	Not required	√	√
☐	if not in response to the Annual company statement	√	Not required	Not required	Not required
	Transfer of shares				
☐	Proprietary company	Not required	Not required	Not required	√
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	√
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
	Changes to amounts paid				
☐	Proprietary company	Not required	Not required	√	√
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	√	√
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
	Changes to beneficial ownership				
☐	Proprietary company	Not required	Not required	Not required	√
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	√
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY FULLY PAID SHARES (A)	355,261,590	35,107,519.53	Nil
OPTIONS	OPTIONS OVER ORDINARY SHARES (A)	116,509,525	789,759.95	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☒ Yes
☐ No

(A) The Company statement incorrectly shows number of issued shares, total amount paid on shares and number of issued options. The details shown in Section C3 above reflect the last Form 484 sent to ASIC dated 3 November 2005.

C4 Changes to the register of members

SEE ATTACHED ANNEXURE 'A' OF 3 PAGES WHICH SHOWS THE TOP 20 @ 22 NOVEMBER 2005.

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

This is annexure A of 3 pages referred to in form 484 Part C "Change to Company Details"

ANTISENSE THERAPEUTICS LIMITED
TOP 20 SHAREHOLDERS AS AT 22 NOVEMBER 2005

	Member's full name & address OR executor's/trustee's full name & address	Share Class Code	Shares Increased by	Shares decreased by	Number now held	Fully Paid (y/n)	Beneficially held (y/n)
1	Polychip Pharmaceuticals Pty Ltd ACN 006 455 456 Level 1 10 Wallace Avenue TOORAK VIC 3142	ORD	-	-	72,436,800	Y	Y
2	Syngene Limited ACN 006 161 753 Level 1 10 Wallace Avenue TOORAK VIC 3142	ORD	-	-	54,413,467	Y	Y
3	Isis Pharmaceuticals Inc ACN - N/A 1896 Rutherford Road, Carlsbad, CA, 92008 USA (US Listed Company)	ORD	-	-	40,333,333	Y	Y
4	Queensland Investment Corporation ACN: N/A C/- National Nominees Limited, GPO Box 2242, Brisbane, QLD, 4001	ORD	-	953,571	14,891,429	Y	Y
5	National Nominees Limited ACN 004 278 899 GPO Box 1406M, Melbourne, VIC. 3001	ORD	320,157		12,584,100	Y	N
6	Murdoch Childrens Research Institute ACN 006 566 972 10th Floor, Royal Children's Hospital, Flemington Road, Parkville, VIC, 3052	ORD	-		6,925,000	Y	Y
7	Citicorp Nominees Pty Limited 000 809 030 GPO Box 764G, Melbourne, VIC 3000	ORD	4,848,228		4,868,228	Y	N

This is annexure A of 3 pages referred to in form 484 Part C "Change to Company Details"

ANTISENSE THERAPEUTICS LIMITED
TOP 20 SHAREHOLDERS AS AT 22 NOVEMBER 2005

	Member's full name & address OR executor's/trustee's full name & address	Share Class Code	Shares Increased by	Shares decreased by	Number now held	Fully Paid (y/n)	Beneficially held (y/n)
8	ANZ Nominees Limited <Cash Income A/C> ACN 005 357 568 GPO Box 2842AA, Melbourne, Vic. 3001	ORD	2,213,200	-	2,213,200	Y	N
9	Mr Shijie Yuan 86 Marion Street, Bankstown, NSW	ORD	2,072,800		2,072,800	Y	Y
10	Spotlight Superannuation Pty Ltd <Spotlight Provident Fund A/c> ACN 070 073 853 100 Market Street, South Melbourne, VIC. 3205	ORD	-	-	2,071,795	Y	N
11	Link Traders (Aust) Pty Ltd ACN 002 065 849 Unit 405, 25 Lime Street, Sydney, NSW. 2000	ORD	-	-	2,000,000	Y	Y
12	Jagen Pty Ltd ACN 005 137 851 Level 9 South, 161 Collins Street, Melbourne, VIC 3000	ORD	1,000,000		1,750,000	Y	Y
13	Professor George A Werther 65 Bellett Street, Camberwell, VIC 3124	ORD	-	-	1,712,500	Y	Y
14	Dr Christopher Wraight 6 Maple Street, Blackburn, VIC. 3130	ORD	-	-	1,687,500	Y	Y
15	Miss Tu Cam Thi Dinh & Mr Hung Xuan Nguyen 21 Spinnaker Street, Jamboree Heights, QLD. 4074	ORD	-	-	1,487,499	Y	Y
16	Mr Joshua Andrew Eagle 108 Park Road, Wooloowin, QLD 4030	ORD	-		1,331,424	Y	Y
17	Danewell Pty Ltd <The Danewell Business A/C> ACN 078 417 651 100 Market Street, South Melbourne, VIC, 3205	ORD	-	-	1,276,924	Y	N

This is annexure A of 3 pages referred to in form 484 Part C "Change to Company Details"

ANTISENSE THERAPEUTICS LIMITED
TOP 20 SHAREHOLDERS AS AT 22 NOVEMBER 2005

	Member's full name & address OR executor's/trustee's full name & address	Share Class Code	Shares Increased by	Shares decreased by	Number now held	Fully Paid (y/n)	Beneficially held (y/n)
18	Monit Nominees Pty Ltd <Fraid Family A/C> ACN 005 373 615 100 Market Street, South Melbourne, VIC, 3205	ORD	-	-	1,205,128	Y	N
19	Mrs Lois Alma Moore & Mr Alistair Alexander Moore <Moore Family Super Fund A/C> PO Box 8, Durham Ox Vic 3576	ORD	1,194,086	-	1,194,086	Y	Y
20	Mrs Tung Yueh-Ying Tsai 50 Monomeath Avenue, Canterbury, VIC 3126	ORD	-	-	1,050,000	Y	Y

Signed: N. Korchev Date: 28 / 11 / 2005
Natalie Korchev
Company Secretary